December 3, 2024

Eric Carre
Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

        Re: Halliburton Company
            Form 8-K filed September 3, 2024
            File No. 001-03492
Dear Eric Carre:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Van Beckwith